
02057851


WPB

Wyman Park Bancorporation, Inc.

2002 Annual Report

TABLE OF CONTENTS



LETTER TO OUR SHAREHOLDERS

September 16, 2002

To our Stockholders:

On behalf of the Board of Directors, Officers and Employees of Wyman Park Bancorporation, Inc., we are pleased to present the Annual Report for the fiscal year ended June 30, 2002. The Company had assets of $71.0 million and total stockholders equity of $9.4 million on 822,490 shares issued and outstanding as of June 30, 2002.

Net earnings for the twelve months ended June 30, 2002 were $482,000 or $0.61 per diluted share, as compared to $394,000 or $0.52 per diluted share for the prior year comparable period, an increase of $88,000 or 22.3%. You will find a detailed description of the 2002 fiscal year financial results of your Company contained in the audited consolidated Financial Statements and accompanying Management's Discussion and Analysis of Financial Condition and Results of Operation.

On July 9, 2002, the Company announced that it has entered into an agreement of merger with Bradford Bank, subject to OTS regulatory approval and the approval of Wyman Park's stockholders. Bradford Bank will pay $14.55 per share to Wyman Park's stockholders, and also will pay $14.55, less the respective exercise price, for each outstanding stock option. The purchase price is subject to certain merger agreement conditions. More information is contained in our Proxy Statement, which we urge you to carefully review.

Many of our stockholders have been with us since our initial public offering in January 1998. And, they have shared in the growth of the Company, including the $6.00 per share capital distribution we paid in June 1999. We want to thank them and all of our stockholders, for your support over the years.

Sincerely yours,




Ernest A. Moretti
President/CEO

Allan B. Heaver
Chairman of the Board



SELECTED CONSOLIDATED FINANCIAL INFORMATION

	June 30,				
	2002	2001	2000	1999	1998
	(In Thousands)				
Selected Financial Condition Data:					
Total assets	$71,011	$70,649	$68,840	$70,530	$70,541
Loans receivable, net	61,073	64,713	65,224	56,840	62,042
Mortgage-backed securities	109	146	174	217	284
Deposits	59,988	60,182	55,347	58,008	54,018
Total equity	9,363	8,681	8,607	8,029	14,266

	Year Ended June 30,				
	2002	2001	2000	1999	1998
	(In Thousands, except per share data)				
Selected Operations Data:					
Total interest income	$4,706	$5,110	$4,779	$5,106	$5,081
Total interest expense	2,506	2,986	2,617	2,686	2,722
Net interest income	2,200	2,124	2,162	2,420	2,359
Provision for loan losses	-	-	3	5	8
Net interest income after provision for loan losses	2,200	2,124	2,159	2,415	2,351
Fees and service charges	109	106	87	69	60
Gain on sales of loans, mortgage-backed securities and investment securities	33	9	--	49	6
Other non-interest income	34	12	25	27	27
Total non-interest income	176	127	112	145	93
Total non-interest expense	1,574	1,599	1,557	1,555	1,597
Income before taxes	802	652	714	1,005	847
Income tax provision	320	258	278	379	329
Net income	$ 482	$ 394	$ 436	$ 626	$ 518
Earnings Per Share, Basic	$0.65	$0.54	$0.56	$0.70	n/a
Earnings Per Share, Diluted	$0.61	$0.52	$0.54	$0.70	n/a



	Year Ended June 30,				
	2002	2001	2000	1999	1998
Selected Financial Ratios and Other Data:					
Performance Ratios:					
Return on assets (ratio of net income to average Total assets)	0.70%	0.57%	0.65%	0.87%	0.77%
Return on equity (ratio of net income to average Equity)	5.34	4.63	5.25	4.64	5.49
Interest rate spread information:					
Average during period	2.66	2.46	2.64	2.49	2.75
End of period	2.57	2.38	2.68	2.36	2.68
Net interest margin[1]	3.23	3.13	3.28	3.40	3.55
Ratio of operating expense to average total assets	2.27	2.32	2.34	2.15	2.37
Ratio of average interest-earning assets to average interest-bearing liabilities	115.65	115.21	116.13	124.25	119.45
Loans as a percentage of total assets	86.00	91.60	94.75	80.59	87.95
Quality Ratios:					
Non-performing assets to total assets at end of Period	0.09	0.16	--	--	.04
Allowance for loan losses to non-performing loans	443.75	254.46	--	--	1,112.00
Allowance for loan losses to loans receivable, net	0.47	0.44	0.44	0.50	0.45
Capital Ratios:					
Stockholders' equity to total assets at end of period	13.19	12.29	12.50	11.38[2]	20.28[3]
Average stockholders' equity to average assets	13.02	12.34	12.47	18.66	14.03
Other Data:					
Number of full-service offices	2	2	2	2	2

[1] Net interest income divided by average interest-earning assets.
[2] Stockholders' equity at end of period reflects special return of capital distribution.
[3] Increase from prior fiscal year reflects Company's initial public offering consummated in January 1998 in which $10.1 million was raised.



MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

Forward-Looking Statements

When used in this filing and in future filings by Wyman Park Bancorporation, Inc. (the "Company") with the Securities and Exchange Commission, in the Company's press releases or other public or shareholder communications, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

General

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes thereto. The principal business of the Company consists of accepting deposits from the general public and investing these funds primarily in loans, investment securities and short-term liquid investments. The Company's loans consist primarily of loans secured by residential real estate located in its market areas, commercial real estate loans and consumer loans.

The Company's net income is dependent primarily on its net interest income, which is the difference between interest earned on interest-earning assets and the interest paid on interest-bearing liabilities. Net interest income is a function of the Company's "interest rate spread," which is the difference between the average yield earned on interest-earning assets and the



average rate paid on interest-bearing liabilities. The interest rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. To a lesser extent, the Company's net income also is affected by the level of general and administrative expenses and the level of other income, which primarily consists of service charges and other fees.

The operations of the Company are significantly affected by prevailing economic conditions, competition and the monetary, fiscal and regulatory policies of government agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, primarily on competing investments, account maturities and the levels of personal income and savings in the Company's market area.

Historically, the Company's mission has been to originate loans on a profitable basis to the communities it serves. In seeking to accomplish this mission, the Board of Directors and management have adopted a business strategy designed (i) to maintain the Company's capital level in excess of regulatory requirements; (ii) to maintain the Company's asset quality; (iii) to maintain, and if possible, increase the Company's earnings; and (iv) to manage the Company's exposure to changes in interest rates.

On July 9, 2002, the Company entered into a Merger Agreement with Bradford Bank, whereby Bradford Bank will purchase all the outstanding shares of the Company for $14.55 per share in cash. Bradford Bank will also pay $14.55, less the respective exercise price, for each outstanding stock option. The merger is subject to stockholder and regulatory approval. The merger price is also subject to possible reduction to the extent that the Company's termination of its defined benefit pension plan, prior to the merger, exceeds $100,000.

Financial Condition

June 30, 2002 compared to June 30, 2001

Total assets increased $400,000 or 0.6% to $71.0 million at June 30, 2002 from $70.6 million at June 30, 2001. Loans receivable decreased by $3.6 million or 5.6% to $61.1 million at June 30, 2002 from $64.7 million at June 30, 2001. The $3.6 million decrease in loans receivable consisted of a decrease of $6.2 million in residential real estate loans, offset by an increase of $1.4 million in commercial real estate loans, and $1.0 million in commercial non-real estate loans. The decrease in residential real estate loans was due primarily to normal loan amortization and payoffs. Cash and cash equivalents increased $4.0 million or 90.9%, to $8.4 million at June 30, 2002 from $4.4 million at June 30, 2001 primarily as a result of loan amortization and payoffs, accompanied by a decrease in new loan demand.

Total liabilities decreased approximately $400,000 or 0.6%, to $61.6 million at June 30, 2002 from $62.0 million at June 30, 2001. This decrease was primarily the result of the $200,000 decrease in savings deposits and a decrease of $100,000 in advance payments by borrowers for taxes, insurance and ground rents.



Total savings deposits decreased $200,000 or 0.3%, to $60.0 million at June 30, 2002 from $60.2 million at June 30, 2001. The $200,000 decrease in savings deposits consisted of a decrease of $1.3 million in time deposits (certificates of deposit), offset by an increase of $600,000 in money market and NOW accounts and $500,000 in demand deposits. The decrease in savings deposits is primarily the result of deposits transferred from certificates of deposit into more liquid accounts, which management believes is the result of customer reaction to reduced deposit rates.

Operating Results

Comparison of Operating Results for the Years Ended June 30, 2002 and 2001

Performance Summary. Net income for the year ended June 30, 2002 was approximately $482,000, an increase of $88,000, or 22.3% from net income of $394,000 for the year ended June 30, 2001. The increase was primarily due to an increase in net interest income of $76,000. Diluted earnings per share was $0.61 for the year ended June 30, 2002, as compared to $0.52 for the year ended June 30, 2001. For the years ended June 30, 2002 and 2001, the returns on average assets were 0.70% and 0.57%, respectively, while the returns on average equity were 5.34% and 4.63%, respectively.

Net Interest Income. Net interest income increased by approximately $76,000, or 3.6%, to $2,200,000 for the year ended June 30, 2002 from $2,124,000 for the year ended June 30, 2001. This reflects a decrease of $480,000, or 16.1% in interest expense to $2,506,000 in fiscal 2002 from $2,986,000 in fiscal 2001, partially offset by a decrease in interest income of $404,000, or 7.9%, to $4,706,000 in fiscal 2002 from $5,110,000 in fiscal 2001. The increase in net income was primarily the result of a decrease in the average cost of deposits which exceeded the decrease in the average yield on interest-earning assets.

For the year ended June 30, 2002, the yield on average interest-earning assets was 6.92% compared to 7.52% for the year ended June 30, 2001. The cost of average interest-bearing liabilities was 4.26% for the year ended June 30, 2002, a decrease from 5.06% for the year ended June 30, 2001. The average balance of interest-earning assets remained virtually unchanged at $68.0 million for the years ended June 30, 2002 and June 30, 2001. The average balance of interest-bearing liabilities decreased by $200,000 or 0.3%, to $58.8 million for the year ended June 30, 2002, compared to $59.0 million for the year ended June 30, 2001, due to a decrease in savings deposits.

The interest rate spread increased to 2.66% for the year ended June 30, 2002 from 2.46% for the year ended June 30, 2001 as the rates on savings deposits declined more rapidly than those on loans. The net interest margin increased to 3.23% for the year ended June 30, 2002 from 3.13% for the year ended June 30, 2001, also as a result of the greater decline in savings rates over the decline in lending rates.

Provision for Loan Losses. During the year ended June 30, 2002, the Company recorded a provision for loan losses of $165 compared to $0 for the year ended June 30, 2001. At year end June 30, 2002, the Company had two nonperforming loans totaling $64,000.



Management will continue to monitor its allowance for loan losses, making additions to the allowance through the provision for loan losses as economic conditions and other factors dictate. Although the Company maintains its allowance for loan losses at a level which it considers to be adequate to provide for loan losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in the future.

Non-Interest Income. For the year ended June 30, 2002 non-interest income increased approximately $49,000, or 38.6%, to $176,000 from $127,000 for the year ended June 30, 2001. This increase is primarily due to an increase in gains on sales of loans receivables of $25,000 and an increase in other income of $22,000, primarily from miscellaneous fees and annuity sales.

Non-Interest Expense. Non-interest expense decreased $25,000 or 1.6%, to $1,574,000 for the year ended June 30, 2002 from $1,599,000 for the year ended June 30, 2001.

The decrease in non-interest expense is primarily due to a decrease in advertising expense of $40,000 or 63.5% to $23,000 for the year ended June 30, 2002 from $63,000 for the year ended June 30, 2001, as a result of elimination of a billboard advertising campaign. The decrease in non-interest expense is partially offset by an increase in salaries and employee benefits of $20,000 or 2.1% to $951,000 for the year ended June 30, 2002 from $931,000 for the year ended June 30, 2001, due to staff additions.

Income Taxes. The provision for income taxes increased by approximately $62,000 or 24.0%, to $320,000 for the year ended June 30, 2002 from $258,000 for the year ended June 30, 2001. This increase results from the corresponding $151,000 increase in income before the tax provision. The Company's effective tax rates were 39.9% and 39.6% for the years ended June 30, 2002 and 2001, respectively.

Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are monthly average balances. The use of monthly averages, rather than daily averages, does not materially affect the information in the table. Non-accruing loans have been included in the table as loans carrying a zero yield.



	Year Ended June 30,					
	2002			2001		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)					
Interest-Earning Assets:						
Loans receivable[(1)]	$ 62,328	$ 4,550	7.30%	$ 65,033	$ 4,928	7.58%
Mortgage-backed securities	125	8	6.40	160	12	7.50
FHLB stock	529	32	6.05	515	38	7.38
Investment Securities	2,074	40	1.93	-	-	-
Other investments	2,989	76	2.54	2,259	132	5.84
Total interest-earning assets[(1)]	$ 68,045	$ 4,706	6.92	$ 67,967	$ 5,110	7.52
Interest-Bearing Liabilities:						
Savings deposits	$ 5,294	$ 87	1.64%	$ 5,217	$ 121	2.32%
Demand and NOW deposits	9,482	148	1.56	8,950	204	2.28
Certificate accounts	44,029	2,269	5.15	43,133	2,549	5.91
Escrow deposits	31	2	5.43	37	2	5.41
Borrowings	-	-	-	1,656	110	6.64
Total interest-bearing liabilities	$ 58,836	$ 2,506	4.26	$ 58,993	$ 2,986	5.06
Net interest income		$ 2,200			$ 2,124	
Net interest rate spread			2.66%			2.46%
Net earning assets	$ 9,209			$ 8,974		
Net yield on average interest-earning assets			3.23%			3.13%
Average interest-earning assets to average interest-bearing liabilities	1.16x			1.15x		

[(1)] Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.



Rate Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended June 30,					
	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)					
Interest-earning assets:						
Loans receivable	$ (204)	$ (174)	$ (378)	$ 271	$ 143	$ 414
Mortgage-backed securities	(3)	(1)	(4)	(2)	1	(1)
Other	173	(195)	(22)	(96)	14	(82)
Total interest-earning assets	$ (34)	$ (370)	$ (404)	$ 173	$ 158	$ 331
Interest-bearing liabilities:						
Savings deposits	$ 2	$ (36)	$ (34)	$ (10)	$ (38)	$ (48)
Demand and NOW deposits	12	(68)	(56)	(50)	(25)	(75)
Certificate accounts	53	(333)	(280)	253	194	447
Escrow deposits	-	--	-	(1)	--	(1)
Borrowings	(110)	-	(110)	37	9	46
Total interest-bearing liabilities	$ (43)	$ (437)	$ (480)	$ 229	$ 140	$ 369
Net interest income			$ 76			$ (38)



Asset/Liability Management

Quantitative Aspects of Market Risk. The Company does not maintain a trading account for any class of financial instrument. Further, it is not currently subject to foreign currency exchange rate risk or commodity price risk. The stock in the FHLB of Atlanta does not have equity price risk because it is issued only to members and is redeemable for its $100 par value. The following table illustrates quantitative sensitivity to interest rate risk for financial instruments other than cash and cash equivalents, FHLB stock and demand deposit accounts for the Company as of June 30, 2002.

	Maturing in Years Ended June 30,						
	2003	2004 & 2005	2006 & 2007	2008 - 2012	2013 - 2022	Thereafter	Total
	(Dollars in Thousands)						
Assets							
Loans receivable:							
Amount	$10,489	$6,222	$11,006	$15,362	$14,908	$4,234	$62,221
Average interest rate	6.18%	6.94%	6.73%	6.99%	7.24%	7.26%	6.89%
Mortgage-backed securities:							
Amount	--	--	--	1	108	--	109
Average interest rates	--	--	--	14.50	5.33%	--	5.41%
Liabilities							
Deposit Certificate Accounts:							
Amount	22,267	13,688	8,286	--	--	--	44,241
Average interest rates	4.12%	5.33%	4.92%	--	--	--	4.64%

Qualitative Aspects of Market Risk. One of the Company's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Company has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Company's assets by originating loans with interest rates subject to periodic repricing to market conditions. Accordingly, the Company has emphasized the origination of one- to three-year adjustable rate mortgage loans, balloon loans, short-term and adjustable-rate commercial loans, and consumer loans for retention in its portfolio.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Company's assets mature or reprice more quickly or to a greater extent than its liabilities, the Company's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Company's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Company's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.



The Company's Board of Directors has formulated an Interest Rate Risk Management Policy designed to promote long-term profitability while managing interest rate risk. The Board of Directors has established an Asset/Liability Committee which consists primarily of the management team of the Company. This committee meets periodically and reports to the Board of Directors quarterly concerning asset/liability policies, strategies and the Company's current interest rate risk position. The committee's first priority is to structure and price the Company's assets and liabilities to maintain an acceptable interest rate spread while reducing the net effects of changes in interest rates.

Management's principal strategy in managing the Company's interest rate risk has been to maintain short and intermediate term assets in the portfolio, including one and three year adjustable rate mortgage loans, as well as increased levels of commercial and consumer loans, which typically are for short or intermediate terms and carry higher interest rates than residential mortgage loans. In addition, in managing the Company's portfolio of investment securities and mortgage-backed and related securities, management seeks to purchase securities that mature on a basis that approximates as closely as possible the estimated maturities of the Company's liabilities or purchase securities that have adjustable rate provisions. The Company does not engage in hedging activities.

In addition to shortening the average repricing of its assets, the Company has sought to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit, which provides higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities. This policy is blended with management's strategy for reducing the overall balance in certificate accounts in order to reduce the Company's interest expense.

Net Portfolio Value. In order to encourage associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its net portfolio value ("NPV") to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis points ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated market value of its assets will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk.



The following table presents the Company's NPV at June 30, 2002, as calculated by the OTS, based on information provided to the OTS by the Company.

Change In Rates	Net Portfolio Value $Amount	$Change	% Change	NPV as % of Portfolio Value of Assets NPV Ratio	% Change
	(Dollars in Thousands)				
+300	$8,898	$(2,052)	(19)%	12.71%	(2.06)%
+200	9,699	(1,250)	(11)	13.57	(1.20)
+100	10,422	(528)	(5)	14.30	(.47)
Static	10,950	---	---	14.77	---
(100)	10,995	46	0	14.68	(.10)

In the above table, the first column on the left presents the basis points increments of yield curve shifts. The second column presents the overall dollar amount of NPV at each basis point increment. The third and fourth columns present the Company's actual position in dollar change and percentage change in NPV at each basis point increment. The remaining columns present the Company's percentage and percentage change in its NPV as a percentage of portfolio value of assets.

Had it been subject to the IRR component at June 30, 2002 the Company would have been considered to have had a lesser than normal level of interest rate exposure and no deduction from capital would have been required. Although the OTS has informed the Company that it is not subject to the IRR component discussed above, the Company is still subject to interest rate risk and, as can be seen above, rising interest rates will reduce the Company's NPV. The OTS has the authority to require otherwise exempt institutions to comply with the rule concerning interest rate risk.

Certain shortcomings are inherent in the method of analysis presented in the computation of NPV. Although certain assets and liabilities may have similar maturities or periods within which they will reprice, they may react differently to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates.

The Company's Board of Directors is responsible for reviewing the Company's asset and liability policies. The Board reviews interest rate risk and trends on a quarterly basis and liquidity, capital ratios and requirements on a monthly basis. Management is responsible for administering the policies and determinations of the Board of Directors with respect to the Association's assets and liability goals and strategies.



Liquidity and Capital Resources

The primary investment activity of the Company is originating one- to four-family residential mortgages, commercial real estate loans, and consumer loans to be held to maturity. For the fiscal years ended June 30, 2002 and 2001 the Company originated loans for its portfolio in the amount of $13.6 million and $9.9 million, respectively. For the same two fiscal years, these activities were funded from repayments of $15.5 million and $9.6 million, respectively, and sales and participations of $1.8 million and $800,000, respectively, resulting in net decreases in loans receivable of $3.7 million and $600,000 respectively.

The Company is required to maintain adequate levels of liquid assets under government regulations. The Company's liquid assets are determined by adding (1) cash on hand, (2) daily investable deposits, (3) U.S. Government agency obligations with maturities of less than five years and (4) accrued interest on unpledged liquid assets. The liquidity base is defined as net withdrawable accounts maturing in less than one year, plus short-term borrowings. The Company's liquidity ratio is determined by dividing the sum of the liquid assets for each calendar day in the current quarter by the liquidity base at the end of the preceding quarter multiplied by the number of calendar days in the current quarter.

The Company's most liquid assets are cash and cash equivalents, which include short-term investments. At June 30, 2002 and 2001, cash and cash equivalents were $8.4 million and $4.4 million, respectively. In addition, the Company has used jumbo certificates of deposit as a source of funds. Deposits of $100,000 or more represented $9.1 million at June 30, 2002 (of which $7.5 million were jumbo certificates of deposit) and $9.7 million at June 30, 2001, or 15.2% and 16.1% of total deposits, respectively. There is no longer a mandated regulatory liquidity requirement for the Company. However, the Company's total liquidity ratios were 14.2% and 6.1%, respectively, at June 30, 2002 and 2001.

Liquidity management for the Company is both an ongoing and long-term function of the Company's asset/liability management strategy. Excess funds, when applicable, generally are invested in overnight deposits at a correspondent bank and at the FHLB of Atlanta. Currently when the Company requires funds, beyond its ability to generate deposits, additional sources of funds are available through the FHLB of Atlanta. The Company has a line of credit with the FHLB of Atlanta of approximately $14 million, all of which was available at June 30, 2002. The Company has the ability to pledge its FHLB of Atlanta stock or certain other assets as collateral for such advances. Management and the Board of Directors believe that due to significant amounts of adjustable rate mortgage loans that could be sold and the Company's ability to acquire funds from the FHLB of Atlanta, the Company's liquidity is adequate.

The Company's principal sources of funds are deposits, loan repayments and prepayments, short-term borrowings and other funds provided by operations. While scheduled loan repayments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions, and competition. The Company maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program.



Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates, generally, have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Current Accounting Issues

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which are effective July 1, 2001 and September 1, 2002, respectively, for the Company. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of the Statement.

In August 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supersedes SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also requires reporting of discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Statement also eliminates the exception to consolidation for a temporarily controlled subsidiary.



Anderson Associates, LLP

Certified Public Accountants
7621 Fitch Lane
Baltimore, Maryland 21236
410-882-8050

Independent Auditor's Report

The Board of Directors
Wyman Park Bancorporation, Inc.
Lutherville, Maryland

We have audited the accompanying consolidated statements of financial condition of Wyman Park Bancorporation, Inc. and Subsidiaries as of June 30, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the two year period ended June 30, 2002. These consolidated financial statements are the responsibility of Wyman Park Bancorporation, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wyman Park Bancorporation, Inc. and Subsidiaries at June 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the two years in the two year period ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Anderson Associates LLP

July 31, 2002
Baltimore, Maryland



WYMAN PARK BANCORPORATION, INC.
AND SUBSIDIARIES
Lutherville, Maryland

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2002 AND 2001

	2002	2001
Assets		
Cash and non-interest bearing deposits	$ 263,180	$ 882,696
Interest bearing deposits in other banks	3,516,191	93,680
Federal funds sold	4,641,478	3,455,641
Loans receivable, net (Notes 1, 4 and 13)	61,072,782	64,712,777
Mortgage backed securities held-to-maturity at amortized cost (Notes 1, 3 and 13)	109,306	145,796
Federal Home Loan Bank of Atlanta stock, at cost (Notes 2 and 13)	528,900	528,900
Accrued interest receivable (Note 5)	319,109	345,969
Ground rents owned, at cost (Note 13)	120,100	122,600
Property and equipment, net (Notes 1 and 6)	92,141	83,069
Federal and state income taxes receivable	-	6,237
Deferred tax assets (Notes 1 and 9)	216,740	217,646
Prepaid expenses and other assets	131,504	53,596
Total assets	$71,011,431	$70,648,607
Liabilities and Equity		
Liabilities		
Demand deposits	$ 5,649,688	$ 5,246,632
Money market and NOW accounts	10,097,757	9,454,074
Time deposits	44,240,930	45,481,277
Total deposits (Notes 7 and 13)	59,988,375	60,181,983
Advance payments by borrowers for taxes, insurance and ground rents (Note 13)	1,104,059	1,196,077
Accrued interest payable on savings deposits	9,650	12,544
Federal and state income taxes payable	14,643	20,455
Accrued expenses and other liabilities	532,045	556,820
Total liabilities	61,648,772	61,967,879
Commitments and contingencies (Notes 4, 6, 9, 10 and 12)		
Stockholders' Equity		
Common stock, par value $.01 per share, authorized 2,000,000 shares, issued 1,011,713 shares in 2002 and in 2001 (Note 11)	10,117	10,117
Additional paid-in capital	4,264,703	4,149,733
Contra equity - Employee Stock Ownership Plan (ESOP) (Note 11)	(366,126)	(451,008)
Retained earnings, substantially restricted (Note 12)	7,202,905	6,720,826
Treasury stock at cost, shares 189,223 (2002) and 189,223 (2001)	(1,748,940)	(1,748,940)
Total stockholders' equity	9,362,659	8,680,728
Total liabilities and stockholders' equity	$71,011,431	$70,648,607

The accompanying notes to consolidated financial statements are an integral part of these statements.



WYMAN PARK BANCORPORATION, INC.
AND SUBSIDIARIES
Lutherville, Maryland

CONSOLIDATED STATEMENTS OF OPERATIONS
JUNE 30, 2002 AND 2001

	2002	2001
Interest and fees on loans receivable	$4,550,054	$4,928,291
Interest on mortgage backed securities	7,652	12,125
Interest on investment securities	39,904	-
Interest on other investments	108,479	169,513
Total interest income	4,706,089	5,109,929
Interest on savings deposits	2,503,889	2,873,794
Interest on Federal Home Loan Bank advances (short term)	-	109,717
Interest on escrow deposits	1,685	2,328
Total interest expense	2,505,574	2,985,839
Net interest income	2,200,515	2,124,090
Provision for loan losses (Notes 1 and 4)	165	-
Net interest income after provision for loan losses	2,200,350	2,124,090
Other Income		
Loan fees and service charges	109,432	105,687
Gains on sales of loans receivable	32,561	8,428
Other	33,975	12,389
Total other income	175,968	126,504
General and Administrative Expenses		
Salaries and employee benefits	951,410	930,636
Occupancy costs	99,163	110,311
Federal deposit insurance premiums	10,698	11,198
Furniture and fixtures depreciation and maintenance	46,399	44,789
Data processing	83,963	84,504
Advertising	22,848	62,565
Franchise and other taxes	46,759	53,963
Professional services	77,780	74,367
Other	235,203	226,911
Total general and administrative expenses	1,574,223	1,599,244
Income before tax provision	802,095	651,350
Provision for income taxes (Notes 1 and 9)	320,016	257,600
Net income	$ 482,079	$ 393,750
	========	========
Basic earnings per share	$ 0.65	$ 0.54
	========	========
Diluted earnings per share	$ 0.61	$ 0.52
	========	========

The accompanying notes to consolidated financial statements are an integral part of these statements.





WYMAN PARK BANCORPORATION, INC.
AND SUBSIDIARIES
Lutherville, Maryland

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	Common Stock	Additional Paid-In Capital	Contra Equity Employee Stock Ownership Plan	Retained Earnings	Treasury Stock	Total
Balance at July 1, 2000	$10,117	$4,053,677	$(539,770)	$6,327,076	$(1,243,864)	$8,607,236
Purchase of 76,236 shares of common stock	-	-	-	-	(505,076)	(505,076)
Compensation under stock based benefit plan, net of tax	-	20,389	88,762	-	-	109,151
Compensation under Recognition and Retention Plan	-	75,667	-	-	-	75,667
Net income	-	-	-	393,750	-	393,750
Balance at June 30, 2001	10,117	4,149,733	(451,008)	6,720,826	(1,748,940)	8,680,728
Compensation under stock based benefit plan, net of tax	-	39,303	84,882	-	-	124,185
Compensation under Recognition and Retention Plan	-	75,667	-	-	-	75,667
Net income	-	-	-	482,079	-	482,079
Balance at June 30, 2002	$10,117	$4,264,703	$(366,126)	$7,202,905	$(1,748,940)	$9,362,659

The accompanying notes to consolidated financial statements are an integral part of these statements.

WYMAN PARK BANCORPORATION, INC.
AND SUBSIDIARIES
Lutherville, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Cash flows from operating activities		
Net income	$ 482,079	$ 393,750
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	38,330	40,988
Non-cash compensation under Stock Based Benefit and Bonus Plans	199,852	184,818
Decrease (increase) in deferred income tax benefit	906	(14,282)
Provision for loan losses	165	-
Amortization of loan fees	(72,132)	(82,710)
Gains on sales of loans receivable	(32,561)	(8,428)
Proceeds from sale of loans originated for resale	1,780,311	759,828
Loans originated for resale	(1,747,750)	(751,400)
Decrease (increase) in accrued interest receivable	26,860	(12,855)
(Increase) decrease in prepaid expenses and other assets	(77,908)	10,254
Decrease in federal and state income taxes receivable	6,237	10,748
(Decrease) increase in accrued expenses and other liabilities	(24,775)	13,059
(Decrease) increase in federal and state income taxes payable	(5,812)	11,707
Decrease in accrued interest payable	(2,894)	(4,723)
Net cash provided by operating activities	570,908	550,754
Cash flows from investment activities		
Proceeds from sale of ground rents	2,500	-
Net decrease (increase) in loans receivable	3,711,962	593,838
Mortgage backed securities principal repayments	36,490	28,290
Purchase of Federal Home Loan Bank of Atlanta stock	-	(20,400)
Purchases of property and equipment	(47,402)	(16,753)
Net cash provided by investing activities	3,703,550	584,975
Cash flows from financing activities		
Net (decrease) increase in savings deposits	(193,608)	4,834,919
Decrease in advance payments by borrowers for taxes, insurance and ground rents	(92,018)	(119,461)
Decrease in borrowings	-	(3,000,000)
Repurchase common stock	-	(505,076)
Net cash (used in) provided by financing activities	(285,626)	1,210,382



WYMAN PARK BANCORPORATION, INC.
AND SUBSIDIARIES
Lutherville, Maryland

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

	2002	2001
Net increase in cash and cash equivalents	$3,988,832	$2,346,111
Cash and cash equivalents at beginning of year	4,432,017	2,085,906
Cash and cash equivalents at end of year	$8,420,849	$4,432,017
	========	========
The Following is a Summary of Cash and Cash Equivalents		
Cash and non-interest bearing deposits	$ 263,180	$ 882,696
Interest bearing deposits in other banks	3,516,191	93,680
Federal funds sold	4,641,478	3,455,641
	$8,420,849	$4,432,017
	========	========
Supplemental Disclosures of Cash Flow information		
Cash Paid During the Year For:		
Interest paid on savings deposits and borrowed funds	$2,505,574	$2,990,562
	========	========
Income taxes	$ 296,320	$ 236,060
	========	========

The accompanying notes to consolidated financial statements are an integral part of these statements.



WYMAN PARK BANCORPORATION, INC.
AND SUBSIDIARIES
Lutherville, Maryland

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements for the year ended June 30, 2002 include Wyman Park Bancorporation, Inc. (the "Company") and its wholly-owned subsidiaries, Wyman Park Federal Savings and Loan Association (the "Association") and W. P. Financial Corporation. All significant intercompany transactions have been eliminated. The Company is the holding company of the Association.

The Association's primary business activity is the acceptance of deposits from the general public and using the proceeds for investments and loan originations. The Association is subject to competition from other financial institutions. The Association is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and income and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Investments and Mortgage Backed Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Debt and equity securities not classified as held-to-maturity and equity securities with readily determinable fair values are classified as available-for-sale and are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects.

If a decline in value of an individual security classified as held-to-maturity or available-for-sale is judged to be other than temporary, the cost basis of that security is reduced to its fair value and the amount of the write-down is included in earnings. Fair value is determined based on bid prices published in financial newspapers or bid quotations received from securities dealers. For purposes of computing realized gains or losses on the sale of investments, cost is determined using the specific identification method. Premiums and discounts on investment and mortgage backed securities are amortized over the term of the security using the interest method.



Note 1 - Summary of Significant Accounting Policies - Continued

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are accumulated using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation or amortization are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

Income Taxes

Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically



Note 1 - Summary of Significant Accounting Policies - Continued

Loans Receivable - Continued
review the Association's allowances for losses on loans. Such agencies may require the Association to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Statement of Financial Accounting Standards ("SFAS") No. 114, as amended by SFAS No. 118 addresses the accounting by creditors for impairment of certain loans. It is generally applicable for all loans except large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, including residential mortgage loans and consumer installment loans. It also applies to all loans that are restructured in a troubled debt restructuring involving a modification of terms. SFAS No. 114 requires that impaired loans be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement.

Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts that the borrower's financial condition is such that collection of interest is doubtful. When a payment is received on a loan on non-accrual status, the amount received is allocated to principal and interest in accordance with the contractual terms of the loan.

Foreclosed Real Estate
Real estate acquired through foreclosure is initially recorded at the lower of cost or estimated fair value, less estimated selling costs. Management periodically evaluates the carrying value of real estate owned and establishes a valuation allowance for declines in fair value, less estimated selling costs, below the initially recorded value. Costs relating to holding such real estate are charged against income in the current period, while costs relating to improving such real estate are capitalized until a saleable condition is reached.

Earnings Per Share
Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the appropriate period. Unearned ESOP shares are not included in outstanding shares. Diluted EPS is computed by dividing net income by the weighted average shares outstanding as adjusted for the dilutive effect of stock options and unvested stock awards based on the "treasury stock" method. Information



Note 1 - Summary of Significant Accounting Policies - Continued

Earnings Per Share - Continued

relating to the calculation of net income per share of common stock is summarized for the years ended June 30, 2002 and 2001, as follows:

	2002	2001
Net income	$482,079	$393,750
Weighted Average Shares Outstanding used for basic EPS	736,346	726,475
Dilutive Items		
Stock options	59,557	31,624
Unvested stock awards	173	43
Adjusted weighted average shares outstanding used for dilutive EPS	796,076	758,142

Statement of Cash Flows

For the purposes of the statement of cash flows, the Association considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents. Cash equivalents consist of interest-bearing deposits and federal funds.

Note 2 - Insurance of Savings Accounts and Related Matters

The Federal Deposit Insurance Corporation, through the Savings Association Insurance Fund, insures deposits of account holders up to $100,000. The Association pays an annual premium to provide for this insurance. The Association is a member of the Federal Home Loan Bank System and is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta equal to at least 1% of the unpaid principal balances of its residential mortgage loans, .3% of its total assets or 5% of its outstanding advances from the bank, whichever is greater. Purchases and sales of stock are made directly with the bank at par value.



Note 3 - Held-to-Maturity Securities:

Mortgage backed securities are guaranteed by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC) as follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value
June 30, 2002			
FHLMC	$109,306	$2,378	$111,684
Mortgage backed securities	$109,306	$2,378	$111,684
	======	=====	======
June 30, 2001			
FNMA	$ 1,164	$ 70	$ 1,234
FHLMC	144,632	825	145,457
Mortgage backed securities	$145,796	$ 895	$146,691
	======	=====	======

There were no gross unrealized losses or sales of investment securities or mortgage backed securities during the years ended June 30, 2002 and 2001.

Note 4 - Loans Receivable

Substantially all of the Association's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Association generally does not lend more than 95% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%. In addition, the Association generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multi-family residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.



Note 4 - Loans Receivable - Continued

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Association's primary lending area. Commercial and construction loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

Loans receivable are summarized as follows at June 30:

	2002	2001
Loans secured by first mortgages on real estate:		
Residential - one-to-four family	$44,854,232	$51,189,420
Residential - multi-family	135,745	870,640
Residential construction loans	700,000	527,650
Commercial	8,877,967	7,467,110
Commercial construction	1,763,234	1,885,146
Total first mortgage loans	56,331,178	61,939,966
Commercial non-real estate	2,638,041	1,585,393
Home equity lines-of-credit	3,083,230	3,086,645
Home improvement loans	20,130	23,321
Loans secured by savings deposits	141,339	168,105
Overdraft lines of credit	7,314	13,345
	62,221,232	66,816,775
Less: Undisbursed portion of loans in process	(733,939)	(1,667,548)
Unearned loan fees, net	(130,883)	(151,450)
Allowance for loan losses	(283,628)	(285,000)
Loans receivable, net	$61,072,782	$64,712,777

There were no impaired loans as defined by SFAS No. 114 at June 30, 2002 and 2001. There was no interest income recognized on impaired loans during these periods.

Loans are placed on non-accrual status when they become ninety days or more delinquent. Interest income on such loans is recognized only to the extent that payments have been received. The accrual of interest income on these loans is resumed only after the borrowers have taken steps to bring the loans current and management has reason to believe the loans are no longer impaired. At June 30, 2002, non-accrual loans totaled approximately $64,000. The average non-accrual loan balance for the year ended June 30, 2002 was $161,740.



Note 4 - Loans Receivable - Continued

Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended June 30, are summarized below:

	2002	2001
Interest income that would have been recorded	$2,273	$ 8,099
Interest income recognized	1,177	6,370
Interest income not recognized	$1,096	$ 1,729
	=====	=====

The Association, through its normal asset review process, classifies certain loans which management believes involve a degree of risk warranting additional attention. Not included above in non-performing and restructured loans was $625,623 and $249,672 at June 30, 2002 and 2001, respectively, which had not yet become ninety days or more delinquent, but had been designated by management for additional collection and monitoring efforts.

Changes in the allowance for losses on loans are summarized as follows for the years ended June 30:

	2002	2001
Balance at beginning of the year	$285,000	$285,000
Provision for loan losses	165	-
Charge-offs	(1,537)	-
Balance at end of the year	$283,628	$285,000
	======	======

Commitments to extend credit are agreements to lend to customers, provided that terms and conditions established in the related contracts are met. At June 30, 2002, the Association had commitments to originate first mortgage loans on real estate and home equity loans exclusive of undisbursed loan funds of $270,000 and commercial loans of $1,000,000 at a variable rate of interest and commercial loans of $250,000 at a fixed rate of interest. At June 30, 2001, the Association had commitments to originate first mortgage loans on real estate and home equity loans exclusive of undisbursed loan funds of $590,350 and commercial loans of $1,810,000 at a variable rate of interest.

For the years ended June 30, 2002 and 2001 the Association also had commitments to loan funds under unused home-equity lines of credit aggregating approximately $5,935,320 and $6,053,254, respectively. Such commitments carry a floating rate of interest.



Note 4 - Loans Receivable - Continued

Loan commitments generally expire within six months and such loans and other commitments are generally funded from loan principal repayments, excess liquidity and savings deposits. Since certain of the commitments may expire without being drawn upon or may not be utilized, the total commitment amounts do not necessarily represent future cash requirements.

The Association's exposure to credit loss under these contracts in the event of non-performance by the other parties, assuming that the collateral proves to be of no value, is represented by the commitment amounts.

Loans serviced for others, which are not included in the Association's assets, were approximately $5,264,041 and $3,910,879 at June 30, 2002 and 2001, respectively. A fee is charged for such servicing based on the unpaid principal balances.

In the normal course of business, loans are made to officers and directors of the Association and their related interests. These loans are consistent with sound banking practices, are within regulatory lending limitations and do not involve more than normal risk of collectibility. Transactions in these loans (omitting loans which aggregate less than $60,000 per officer or director) for the years ended June 30, 2002 and 2001 are summarized as follows:

	2002	2001
Balance at beginning of year	$750,870	$772,255
New loans	-	-
Repayments	(23,490)	(21,385)
Balance at end of year	$727,380	$750,870
	======	======

Note 5 - Accrued Interest Receivable

Accrued interest receivable is summarized as follows at June 30:

	2002	2001
Loans receivable	$316,930	$343,513
Mortgage backed securities	912	1,667
Other	1,267	789
	$319,109	$345,969
	======	======



Note 6 - Property and Equipment

Property and equipment are summarized as follows at June 30:

	2002	2001	Estimated Useful Lives
Buildings and improvements	$414,638	$416,113	23 years
Furniture, fixtures and equipment	254,491	227,397	3-20 years
Leasehold improvements	82,894	82,894	5-10 years
Total at cost	752,023	726,404	
Less accumulated depreciation and amortization	(659,882)	(643,335)	
Property and equipment, net	$ 92,141	$ 83,069	

The provision for depreciation charged to operations for the years ended June 30, 2002 and 2001 amounted to $38,330 and $40,988, respectively. Depreciation is calculated on a straight-line basis over the estimated useful life.

The Association is obligated under long-term operating leases for its branch offices. These leases expire at various dates to 2007, subject to renewal options. The approximate future minimum rental payments under these leases at June 30, 2002 are as follows:

Due in Year Ended June 30,	
2003	$40,400
2004	40,400
2005	40,400
2006	40,400
2007	38,600

Rent expense was $39,810 and $38,522 for the years ended June 30, 2002 and 2001, respectively.



Note 7 - Deposits

Time deposits are summarized as follows at June 30:

	2002		2001	
	Amount	%	Amount	%
Contractual maturity of Certificate Accounts from June 30:				
Under 12 months	$22,266,528	50.4	$28,100,971	61.8
12 to 24 months	8,851,270	20.0	8,602,989	18.9
24 to 36 months	4,837,312	10.9	3,904,047	8.6
36 to 48 months	764,873	1.7	4,135,218	9.1
48 to 60 months	7,520,947	17.0	738,052	1.6
	$44,240,930	100.0	$45,481,277	100.0

Interest expenses on savings deposits consists of the following for the years ended June 30:

	2002	2001
Certificates	$2,268,563	$2,548,794
Passbook	87,247	121,028
NOW and money market	148,079	203,972
	$2,503,889	$2,873,794

As of June 30, 2002 and 2001, the Association had customer deposits in savings accounts of $100,000 or more of approximately $9,143,136 and $9,663,447, respectively.

Note 8 - Borrowings

The Association has an available line of credit with the Federal Home Loan Bank of Atlanta. The credit availability for Wyman Park Federal Savings and Loan Association is 20% of the Association's total assets. The rate on these short-term advances varies daily. Wyman Park Federal Savings and Loan Association had no outstanding advances at June 30, 2002 and June 30, 2001.



Note 9 - Income Taxes

The provision for income taxes consists of the following for the years ended June 30:

	2002	2001
Current:		
Federal	$261,753	$227,194
State	57,357	44,688
	319,110	271,882
Deferred:		
Federal	743	(11,694)
State	163	(2,588)
	906	(14,282)
Provision for income taxes	$320,016	$257,600

The tax effects of temporary differences between the financial reporting and income tax basis of assets and liabilities relate to the following at June 30:

	2002	2001
Deferred Tax Assets		
Interest and fees on loans	$ 8,343	$ 10,868
Allowance for losses on loans	109,537	110,067
Deferred compensation	-	13,983
Supplemental Executive Retirement Plan	154,799	143,646
Stock Bonus Plan accrual	12,177	12,177
Depreciation	7,792	7,792
Other	6,759	6,759
	299,407	305,292
Deferred Tax Liabilities		
Federal Home Loan Bank stock dividends	(80,684)	(80,684)
Tax bad debt reserve	(1,983)	(6,962)
	(82,667)	(87,646)
Net deferred tax assets	$216,740	$217,646

No valuation allowance has been provided against the net deferred tax asset at June 30, 2002 and 2001 because the amount could be realized through a carryback against taxable income of prior years.



Note 9 - Income Taxes - Continued

A reconciliation between the provision for income taxes and the amount computed by multiplying income before provision for income taxes by the statutory federal income tax rate is as follows for the years ended June 30:

	2002		2001	
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
Tax provision at statutory rate	$272,712	34.0%	$221,459	34.0%
State income taxes, net of federal income tax benefit	37,963	4.7	27,786	4.3
Other	9,341	1.2	8,355	1.3
	$320,016	39.9%	$257,600	39.6%

The Association was allowed a special bad debt deduction limited generally to 8% of otherwise taxable income. Beginning July 1, 1996 the percentage of taxable income method of computing the Association's tax bad debt deduction is not longer allowed and the amount by which the tax reserve for bad debts exceeds such amount at June 30, 1998 must be recaptured over a six year period. A tax liability has been established for the recapture. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at June 30, 2002 and 2001 include $1,777,000, for which no provision for federal income tax has been provided. The unrecorded deferred income tax liability on the above amount was approximately $686,000.

Note 10- Pension Plan

Substantially all employees of the Association are participants in the Financial Institutions Retirement Fund, a multi-employer non-contributory defined benefit pension plan. The actuarial present value of benefit obligations and fair value of plan assets attributable to the Association are not available for this multi-employer plan. Pension expense in connection with the Financial Institutions Retirement Fund reflects the Association's required annual contribution to the Fund. Pension expense for the years ended June 30, 2002 and 2001 was $60,887 and $48,530, respectively.



Note 10- Pension Plan - Continued

The Association has established a supplemental Executive Retirement Plan for the benefit of the President of the Association. As a result of this Plan, the Association incurred expense for the years ended June 30, 2002 and 2001 of $28,876 and $37,931, respectively.

Note 11 - Common Stock and Stock Benefit Plans

In fiscal 1998, the Association converted from a federally chartered mutual savings and loan association to a federally chartered stock savings and loan association. Simultaneously, the Association consummated the formation of a new holding company, Wyman Park Bancorporation, Inc., of which the Association is a wholly-owned subsidiary.

In connection with the conversion, the Company issued 1,011,713 shares of common stock.

OTS regulations limit the payment of dividends and other capital distributions by the Association. The Association is able to make capital distributions during a calendar year, without regulatory approval, to the extent of its net income for such year plus its retained net income for the preceding two years. The Association must obtain prior OTS approval to make capital distributions in excess of this amount.

In addition to the above restriction on its capital distributions, the Association would not be able to pay dividends if Wyman Park Federal Savings and Loan Association would be classified as "undercapitalized" under OTS prompt corrective action regulations following the dividend or if the amount of the dividend would reduce the Association's retained earnings below its accumulated bad debt deduction or the Association's liquidation account.



Note 11- Common Stock and Stock Benefit Plans - Continued

Employee Stock Ownership Plan

The Association has established an Employee Stock Ownership Plan (ESOP) for its employees. The ESOP holds the common stock in a trust for allocation among participating employees. All employees of the Association who attain the age of 21 and complete twelve months of service with the Association will be eligible to participate in the ESOP. Participants will become 100% vested in their accounts after six years of service with the Association or, if earlier, upon death, disability or attainment of normal retirement age. Participants receive credit for service with the Association prior to the establishment of the ESOP.

The Association recognizes the cost of the ESOP in accordance with AICPA Statement of Position 93-6 "Employers' Accounting for Employee Stock Ownership Plans". As shares are committed to be released from collateral, the Association reports compensation expense equal to the current market price of the shares and the shares become outstanding for earnings-per-share computations. Dividends on allocated shares are recorded as a reduction of retained earnings; dividends on unallocated shares are recorded as a reduction of debt. For the years ended June 30, 2002 and 2001 compensation expense recognized related to the ESOP and the Association's contribution to the ESOP was $135,312 and $112,785, respectively.

The ESOP shares were as follows as of June 30:

	2002
Shares released and allocated	66,771
Unearned shares	67,473
	134,244
	======
Fair value of unearned shares	$681,477
	======



Note 11 - Common Stock and Stock Benefit Plans - Continued

Stock Option Plan

The Company has a Stock Option Plan (the "Plan") whereby 198,729 shares of common stock have been reserved for issuance under the Plan. Options granted under the Plan may be Incentive Stock Options within the meaning of Section 422 of the Internal Revenue Code of 1986 as amended or Non-Incentive Stock Options. Options are exercisable in five annual installments at the market price of common stock at the date of grant. The Options must be exercised within ten years from the date of grant. During the year ended June 30, 1999, the Company granted options to purchase 85,990 shares at a weighted average price of $11.00 per share. Such shares and fair value have been adjusted to 168,909 shares at a weighted average price of $5.60 for the effect of the special distribution that management determined to be a return of capital.

The following table summarizes the status of and changes in the Company's stock option plan during the past two years, as retroactively adjusted for the Company's special distribution that management anticipates will constitute a return of capital.

	Shares	Weighted Average Exercise Price
Outstanding at June 30, 2002 and 2001	168,909	$5.60
	======	
Exercisable at June 30, 2002	135,128	
	======	



Note 11 - Common Stock and Stock Benefit Plans - Continued

SFAS No. 123, "Accounting for Stock-Based Compensation", requires the Association to make certain disclosures as if the fair value method of accounting had been applied to the Association's stock option grants made subsequent to 1994. Accordingly, the Association estimated the grant date fair value of each option awarded in fiscal 1999 using the Black-Scholes Option-Pricing model with the following relevant assumptions: dividend yield of 0%, risk-free interest rate of 4.71% and expected lives of 10 years. The assumption for expected volatility was 27.31%. Had 2002 and 2001 compensation cost been determined including the weighted-average estimate of fair value of each option granted of $2.43, the Association's net income in fiscal 2002 and 2001 would be reduced to proforma amount of $431,690 and $343,363, respectively. Proforma earnings, basic and diluted, per share would have been $.58 and $.54 in fiscal 2002 and $.47 and $.45 in fiscal 2001.

Stock Bonus Plan

The Company established a Recognition and Retention Plan (the "Stock Bonus Plan" or "RRP") to encourage directors, officers and key employees to remain in the service of the Association. Up to 40,469 shares of common stock may be awarded under the terms of the Stock Bonus Plan. Shares of common stock awarded under the plan vest in five equal annual installments beginning at the date of grant. On January 20, 1999, awards of 34,394 shares of common stock with a fair market value of $11.00 per share, were granted. The Association funded the purchase of 34,394 shares of its common stock at an average price of $11.17 to provide shares for distribution under the Stock Bonus Plan.

Note 12 - Retained Earnings and Regulatory Matters

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.



Note 12- Retained Earnings and Regulatory Matters - Continued

Quantitative measures established by regulation to ensure capital adequacy require the Association to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of June 30, 2002, the Association met all capital adequacy requirements to which it is subject.

As of June 30, 2002, the most recent notification from the Office of Thrift Supervision categorized the Association as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Association must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Association's category. The Association's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2002:						
Tangible (1)	$8,740,978	12.31%	$1,064,678	1.5%	$ N/A	N/A%
Tier I capital (2)	8,740,978	21.12%	N/A	N/A%	2,482,800	6.0%
Core (1)	8,740,978	12.31%	2,839,141	4.0%	3,548,926	5.0%
Risk-weighted (2)	9,024,601	21.81%	3,310,400	8.0%	4,138,000	10.0%
As of June 30, 2001:						
Tangible (1)	$8,057,595	11.4%	$1,059,767	1.5%	$ N/A	N/A%
Tier I capital (2)	8,057,595	19.8%	N/A	N/A%	2,439,060	6.0%
Core (1)	8,057,595	11.4%	2,826,046	4.0%	3,532,558	5.0%
Risk-weighted (2)	8,342,595	20.5%	3,252,080	8.0%	4,065,100	10.0%

(1) To adjusted total assets
(2) To risk-weighted assets



Note 12- Retained Earnings and Regulatory Matters - Continued

Total equity in accordance with generally accepted accounting principles (GAAP capital) is reconciled to regulatory capital as follows:

	Tangible Capital	Core Capital	Risk-Based Capital
GAAP capital as of June 30, 2002	$9,362,659	$9,362,659	$9,362,659
Less: Equity of parent company	621,681	621,681	621,681
Add: Allowance for losses on loans included in risk-based capital-limited to 1.25% of risk-weighted assets	-	-	283,623
Regulatory capital as of June 30, 2002	$8,740,978	$8,740,978	$9,024,601
GAAP capital as of June 30, 2001	$8,680,728	$8,680,728	$8,680,728
Less: Equity of parent company	623,133	623,133	623,133
Add: Allowance for losses on loans included in risk-based capital-limited to 1.25% of risk-weighted assets	-	-	285,000
Regulatory capital as of June 30, 2001	$8,057,595	$8,057,595	$8,342,595



Note 13- Disclosures About Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents - For cash, non-interest bearing deposits, variable rate interest-bearing deposits in other banks and federal funds sold, the carrying amount is a reasonable estimate of fair value.

Securities - For mortgage backed securities, fair values are based on quoted market prices or dealer quotes.

Loans Receivable - For fixed rate residential mortgages, fair value is based on computed present value of cash flows using weighted average term to maturity and weighted average rate of the Association's portfolio. For variable rate loans, the carrying amount is considered a reliable estimate of fair value.

Ground Rents - The fair value of ground rents is estimated by management based on anticipated realization in the current market. Ground rents are peculiar to the Baltimore Metropolitan area. They carry a fixed interest rate of 6%. Consequently, the fair value varies with fluctuations in market interest rates. Although the fair value may never recover to the Association's carrying amount because ground rents do not have a stated maturity, any permanent decline in value will not be material to the Association's financial statements.

Federal Home Loan Bank Stock - Because of the limited nature of the market for this instrument, the carrying amount is a reasonable estimate of fair value.

Deposits Liabilities - The fair value of demand deposits, savings accounts and advance payments by borrowers for taxes, insurance and ground rents is the amount payable on demand at the reporting date. The fair value for certificate accounts is based on computed present value of cash flows using the rates currently offered for deposits of similar remaining maturities.

Borrowings - The fair value of short-term borrowings is the amount payable at the reporting date.

Commitments - For commitments to originate loans and purchase loans and mortgage backed securities, fair value considers the differences between current levels of interest rates and committed rates if any.



Note 13- Disclosures About Fair Value of Financial Instruments - Continued

The estimated fair values of the Association's financial instruments as of June 30 are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and cash equivalents	$ 8,420,849	$ 8,420,849	$ 4,432,017	$ 4,432,017
Mortgage backed securities	109,306	111,684	145,796	146,691
Loans receivable, net	61,072,782	63,317,000	64,712,777	65,775,000
Ground rents	120,100	72,060	122,600	73,600
Federal Home Loan Bank of Atlanta stock	528,900	528,900	528,900	528,900
Financial Liabilities				
Savings deposits	59,988,375	61,328,308	60,181,983	60,700,706
Advance payments by borrowers for taxes, insurance and ground rents	1,104,059	1,104,059	1,196,077	1,196,077
Loan commitments	-	1,520,000	-	2,400,350

Note 14- Merger

The Company has entered into a Merger Agreement with Bradford Bank whereby Bradford Bank will purchase all the outstanding stock of the Company for $14.55 per share in cash and all unexercised options for $8.95 ($14.55 less exercise price of $5.60) per share in cash; both are subject to reduction to the extent that the Company's total liability resulting from the termination of its participation in its pension plan prior to the merger exceeds $100,000. The merger is subject to stockholders and regulator approval.



Note 15- Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which are effective July 1, 2001 and September 1, 2002, respectively, for the Company. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of the Statement.

In August 2001, FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supersedes SFAS No. 121 and APB Opinion No. 30. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (a) recognition and measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also requires reporting of discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as held for sale. The Statement also eliminates the exception to consolidation for a temporarily controlled subsidiary.



WYMAN PARK BANCORPORATION, INC. AND SUBSIDIARIES
STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of stockholders will be held at 3:00 p.m., local time, on October 16, 2002, at the main office located at 11 West Ridgely Road, Lutherville, Maryland.

STOCK LISTING AND PRICE RANGE OF COMMON STOCK

The Company's stock is traded over-the-counter on the Nasdaq Electronic Bulletin Board under the symbol "WPBC." Quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low	Dividends
September 30, 2000	$ 7.00	$ 6.50	--
December 31, 2000	6.875	6.1875	--
March 31, 2001	7.125	6.1875	--
June 30, 2001	8.00	6.875	--
September 30, 2001	7.75	7.00	--
December 31, 2001	8.50	7.11	--
March 31, 2002	10.50	8.36	--
June 30, 2002	10.75	10.00	--

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 11 of the Notes to Financial Statements included in this report.

SHAREHOLDER RELATIONS AND GENERAL INQUIRIES

Ernest A. Moretti, President and CEO
Wyman Park Bancorporation, Inc.
11 West Ridgely Road
Lutherville, Maryland 21093
(410) 252-6450

TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
(908) 272-8511

ANNUAL REPORTS ON FORM 10-KSB

The Company has filed an annual report on Form 10-KSB for its fiscal year ended June 30, 2002, with the Securities and Exchange Commission. Copies of the Form 10-KSB may be obtained directly from the SEC at its web site, www.sec.gov, or from the Company, without charge, by contacting:

Ernest A. Moretti, President and CEO
Wyman Park Bancorporation, Inc.
11 West Ridgely Road
Lutherville, Maryland 21093
(410) 252-6450



CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

11 West Ridgely Road
Lutherville, Maryland 21093

Telephone: (410) 252-6450
Fax: (410) 252-6744

DIRECTORS OF THE BOARD

Allan B. Heaver
Managing General Partner of Heaver Properties
Lutherville, Maryland

Ernest A. Moretti
President and Chief Executive Officer of Wyman Park Bancorporation, Inc.

H. Douglas Huether
President and Chairman of the Board of Independent Can Company

Gilbert D. Marsiglia, Sr.
President of the real estate brokerage firm of Gilbert D. Marsiglia & Co., Inc.

G. Scott Barhight
Partner in the law firm of Whiteford, Taylor & Preston, L.L.P.

John K. White
Retired Executive Vice President and current consultant for Baltimore Life Insurance Company. Current member of the Board of Directors for Yaffe & Co.

John R. Beever
Retired Chairman of the Board and President of John Dittmar & Sons, Inc.

Albert M. Copp
Co-owner and President of Woodhall Wine Cellars
Principal of Woodhall Associates

Jay H. Salkin
Senior Vice President – Branch Manager of Advest, Inc.

WYMAN PARK BANCORPORATION, INC. AND SUBSIDIARY OFFICERS

Ernest A. Moretti
President and Chief Executive Officer

Charmaine M. Snyder
Secretary and Loan Servicing Manager

Ronald W. Robinson
Treasurer

INDEPENDENT AUDITORS

Anderson Associates, LLP
7621 Fitch Lane
Baltimore, Maryland 21236

SPECIAL COUNSEL

Kutak Rock LLP
1101 Connecticut Avenue, N.W.
Washington, DC 20036



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Corporate Headquarters:

11 W. Ridgely Road
Lutherville, MD 21093

Lutherville

11 W. Ridgely Road
Lutherville, MD 21093

Glen Burnie

7693 Baltimore/Annapolis Boulevard
Glen Burnie, MD 21060

www.wymanpark.com

Wyman Park Bancorporation, Inc.
11 West Ridgely Road ~ Lutherville, MD 21094-0505